Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2007, relating to the financial statements of Dominion Resources, Inc. (which report on the consolidated financial statements expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for pension and other postretirement benefit plans, share-based payments, and purchases and sales of inventory with the same counterparty in 2006, and for conditional asset retirement obligations in 2005) and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Dominion Resources, Inc. for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 20, 2007